EX-99.d.2.ii

DIMENSIONAL INVESTMENT GROUP INC.

INVESTMENT ADVISORY AGREEMENT

ADDENDUM NUMBER TWO

THIS ADDENDUM is made as of the 28 day of October, 2004, by and between DIMENSIONAL INVESTMENT GROUP INC., a Maryland corporation (the “Fund), and DIMENSIONAL FUND ADVISORS, INC., a Delaware corporation (the “Advisor”).

WHEREAS, the Fund and the Advisor have previously entered into the Investment Advisory Agreement, dated November 30, 1997 and amended July 27, 2000 (the “Advisory Agreement”), pursuant to which the Advisor agreed to manage the investment and reinvestment of the assets of the AAM/DFA Two-Year Government Portfolio (formerly, the RWB/DFA Two-Year Government Portfolio) (the “Portfolio”) series of the Fund; and

WHEREAS, the Advisor has been informed by the Fund that the Portfolio desires to change its name;

NOW, THEREFORE, in consideration of the terms and conditions hereinafter set forth, it is agreed as follows:

1. The name of the “AAM/DFA Two-Year Government Portfolio” shall be changed to “LWAS/DFA Two-Year Government Portfolio,” and all references in the Advisory Agreement to “AAM/DFA Two-Year Government Portfolio” shall be changed to “LWAS/DFA Two-Year Government Portfolio.”

2. The parties hereby further agree that no other provisions of the Advisory Agreement are in any way modified by this Addendum, and that all other provisions of the Advisory Agreement remain in full force and effect.

3. The effective date of this Addendum shall be October 28, 2004.

IN WITNESS WHEREOF, the parties hereto have caused this Addendum to be executed this 28th day of October, 2004.

DIMENSIONAL INVESTMENT GROUP INC.		DIMENSIONAL FUND ADVISORS INC.

By:	/s/ Valerie Brown	By:	/s/ Catherine L. Newell
Name:	Valerie Brown	Name:	Catherine L. Newell
Title:	Vice President	Title:	Vice President and Secretary